UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

PhotoChannel Networks Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

719316200
(CUSIP Number)

Simon M. Lorne, Esq. Millennium Management, L.L.C. 666 Fifth Avenue, 8th Floor New York, New York 10103 (212) 841-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2007
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ .

SCHEDULE 13D

CUSIP No. 30706T209
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Springview Group LLC 20-2196675
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 103,800
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 103,800
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,044,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 30706T209
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millennium Partners, L.P. 13-3521699
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,941,176
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,941,176
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,044,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 30706T209
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Integrated Holding Group, L.P. 13-3631307
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 103,800
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 103,800
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,044,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON HC, PN

SCHEDULE 13D

CUSIP No. 30706T209
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millennium Management, L.L.C. 13-3804139
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,044,976
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,044,976
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,044,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 30706T209
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,044,976
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,044,976
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,044,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON IN

Explanatory Note

Item 1.      Security and Issuer.

   The name of the issuer is PhotoChannel Networks (the "Issuer"). The address of the Issuer’s offices is 425 Carrall St., Suite 590, Vancouver, BC V6B 6E3. This Schedule 13D relates to the Issuer’s Common Stock, no par value (the "Common Stock").

Item 2.      Identity and Background.

   (a)-(c), (f).  This statement is being filed by Springview Group LLC, a Delaware limited liability company ("Springview Group") and Millennium Partners, L.P., a Delaware limited partnership ("Millennium Partners"). Integrated Holding Group, L.P., a Delaware limited partnership ("Integrated Holding Group") is the managing member of Springview Group and consequently may be deemed to have investment discretion and voting control over securities owned by Springview Group. Millennium Management, L.L.C., a Delaware limited liability company ("Millennium Management"), is the managing partner of Integrated Holding Group and the managing general partner of Millennium Partners, and consequently may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Integrated Holding Group and Millennium Partners, as the case may be. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management and consequently may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Integrated Holding Group, Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Springview Group or Millennium Partners.

   The business address for Springview Group, Millennium Partners, Integrated Holding Group, Millennium Management and Mr. Englander is c/o Millennium Management, L.L.C., 666 Fifth Avenue, New York, New York 10103. Mr. Englander is a United States citizen.

   Note:  Millennium Partners, L.P., a Cayman Islands exempted limited partnership ("Millennium Partners") is a limited partner of Integrated Holding Group. As such, Millennium Partners has no investment or voting control over Integrated Holding Group or Springview Group, or their securities positions.

   Millennium SMC LLC and Millennium SMC (Cayman) Ltd. are both limited partners of Integrated Holding Group. As such, neither Millennium SMC LLC nor Millennium SMC (Cayman) Ltd. has investment or voting control over Integrated Holding Group or Springview Group or their securities positions.

   (d)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e)  On December 1, 2005, Millennium Management and Mr. Englander, together with Millennium Partners, L.P. ("Millennium Partners") and certain related persons and entities, entered into settlements with the Securities and Exchange Commission ("SEC") and the Attorney General of the State of New York (the "NYAG") relating to allegations that Millennium Partners had engaged in a pattern of deceptive "market timing" of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund "late trading" in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.

   Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934, and prophylactic relief.

Item 3.      Source and Amount of Funds or Other Consideration.

   Springview Group expended approximately $338,610, calculated on an average cost basis (excluding brokerage commissions) by account, to acquire the 103,800 shares beneficially owned as of the date hereof. Millennium Partners expended approximately $5,000,000 in a private placement transaction to acquire the 2,941,176 shares beneficially owned as of the date hereof. Springview Group and Millennium Partners effect purchases of securities primarily through margin accounts maintained for Springview Group and Millennium Partners (as the case may be) with prime brokers, which may extend margin credit to Springview Group and Millennium Partners (as the case may be) as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the prime broker’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.       Purpose of Transaction.

   The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer’s capitalization or dividend policy.

   The Reporting Persons employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Issuer held by the Reporting Persons are held in accounts of the Reporting Persons managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.

    Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.      Interest in Securities of the Issuer.

   (a)  As of the date of this filing, (i) Springview Group is the beneficial owner of 103,800 shares of Common Stock and (ii) Millennium Partners is the beneficial owner of 2,941,146 shares of Common Stock, by virtue of its ownership of 1,470,588 shares of Common Stock and 1,470,588 warrants to purchase Common Stock ("Warrants"). Each Warrant is exerciseable at a price of $4.00 per share for a period of two years from the March 30, 2007 closing date, subject to acceleration.

   Integrated Holding Group, as the managing member of Springview Group, may be deemed to beneficially own the above-described shares of Common Stock beneficially owned by Springview Group.

   Millennium Management, as the managing partner of Integrated Holding Group and the managing general partner of Millennium Partners, may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by Springview Group and Millennium Partners (as the case may be).

   Mr. Englander, as the managing member of Millennium Management, may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by Springview Group and Millennium Partners (as the case may be).

   Accordingly, as of the date of this filing, Millennium Management and Mr. Englander may be deemed to be the beneficial owner of 3,044,976 shares of Common Stock, which represents approximately 9.2% of the outstanding shares of Common Stock. The calculation of the foregoing percentage is on the basis of (a) 27,230,195 shares of Common Stock reported as outstanding in Exhibit 10.1 to the Issuer’s 6-K filed on April 4, 2007 (the "SPA"), plus (b) 4,430,588 shares of Common Stock issued pursuant to a private placement of Common Stock and Warrants, as described in the SPA.

   The foregoing should not be construed in and of itself as an admission by Integrated Holding Group, Millennium Management or Mr. Englander as to beneficial ownership of the shares held by Springview Group or Millennium Partners (as the case may be).

   (b)  Springview Group and Integrated Holding Group may be deemed to hold the sole power to vote and to dispose of the 103,088 shares of Common Stock described in (a) above. Millennium Partners may be deemed to hold the sole power to vote and to dispose of the 2,941,176 shares of Common Stock described in (a) above. Millennium Management and Mr. Englander may be deemed to hold the sole power to vote and to dispose of the 3,044,976 shares of Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Integrated Holding Group, Millennium Management or Mr. Englander as to beneficial ownership of the shares held by Springview Group or Millennium Partners (as the case may be).

   (c)  Transactions in Common Stock during the past 60 days: Schedule A annexed hereto lists all transactions in the Common Stock during the past 60 days by the Reporting Persons. The March 30, 2007 purchases reflected on Schedule A took place pursuant to a private placement transaction.

   (d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    In connection with arrangements with its prime brokers, such prime brokers are permitted to lend securities in Springview Group’s or Millennium Partners’ accounts (as the case may be) to the extent permitted by debit balances in such account. Springview Group or Millennium Partners (as the case may be) generally will not have any knowledge of the specific loans made by such prime brokers. In addition, in the ordinary course of business, Springview Group or Millennium Partners (as the case may be) may borrow securities to satisfy delivery obligations arising from short sales.

   There are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.      Material to Be Filed as Exhibits.

   Exhibit I:  Joint Filing Agreement, dated as of April 9, 2007 by and among Springview Group LLC, Millennium Partners, Integrated Holding Group, L.P., Millennium Management, L.L.C. and Israel A. Englander.

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2007

SPRINGVIEW GROUP LLC

By: Integrated Holding Group, L.P.
       its managing member

By: Millennium Management, L.L.C.
       its managing partner

By: /s/ Robert Williams
       Name: Robert Williams
       Title:  Chief Financial Officer

MILLENNIUM PARTNERS, L.P. By: Millennium Management, L.L.C. its managing partner By: /s/ Robert Williams Name: Robert Williams Title: Chief Financial Officer
INTEGRATED HOLDING GROUP, L.P. By: Millennium Management, L.L.C. its managing partner By: /s/ Robert Williams Name: Robert Williams Title: Chief Financial Officer	MILLENNIUM MANAGEMENT, L.L.C. By: /s/ Robert Williams Name: Robert Williams Title: Chief Financial Officer
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005 Israel A. Englander

EXHIBIT I

JOINT FILING AGREEMENT

    This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, no par value, of PhotoChannel Networks Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: April 9, 2007

SPRINGVIEW GROUP LLC

By: Integrated Holding Group, L.P.
       its managing member

By: Millennium Management, L.L.C.
       its managing partner

By: /s/ Robert Williams
       Name: Robert Williams
       Title:  Chief Financial Officer

MILLENNIUM PARTNERS, L.P. By: Millennium Management, L.L.C. its managing partner By: /s/ Robert Williams Name: Robert Williams Title: Chief Financial Officer
INTEGRATED HOLDING GROUP, L.P. By: Millennium Management, L.L.C. its managing partner By: /s/ Robert Williams Name: Robert Williams Title: Chief Financial Officer	MILLENNIUM MANAGEMENT, L.L.C. By: /s/ Robert Williams Name: Robert Williams Title: Chief Financial Officer
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005 Israel A. Englander

Schedule A

Transactions in the Issuer’s Common Stock during the past 60 days:

Notes:

(1)  All such transactions were effected by Millennium Partners.
(2)  Warrants included as part of purchase of 1,470,588 shares of Common Stock in private placement transaction. No consideration was separately payable in respect of the acquisition of such Warrants.
Date of Transaction	Quantity Purchased (Sold)	Price Per Share $
3/30/2007	1,470,588	3.40
3/30/2007	1,470,588(2)	(2)